Exhibit 21.1
Subsidiaries of the Registrant

Company Name	Jurisdiction of Organization
BizTelOne, Inc.	Delaware
NeuLevel, Inc.	Delaware
NeuStar Funding, LLC	Delaware
NeuStar International, Inc.	Delaware
NeuStar International Services, Inc.	Delaware
NeuStar Secretariat Services, LLC	Delaware
NeuStar Subsidiary Corporation	Delaware